

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 19, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Tony M. Shelby
Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

> RE: Form 10-K/A for the fiscal year ended December 31, 2006
>   Form 10-K for the fiscal year ended December 31, 2006
>   Form 10-Q for the period ended September 30, 2007
>   File No. 1-7677

Dear Mr. Shelby:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief